SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 25, 2003

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
The Netherlands

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on February 25, 2003.

PRESS RELEASE

Amsterdam, 25 February 2003

Claus Dieter Hoffmann nominated as a member Supervisory Board ING Group

The Supervisory Board of ING Group intends to appoint Dr. Claus Dieter Hoffmann (60, German nationality) as a member of the Supervisory Board as from 15 April 2003.

Claus Dieter Hoffmann was a member of the Board of Management of Robert Bosch GmbH until his retirement on 30 June 2002. From 1996 until his retirement he was the CFO of the Bosch Group. Since he joined Bosch in 1973, Mr. Hoffmann held various positions in Controlling, Sales and Purchasing in the Bosch Group, both in Europe and Overseas. Since his retirement Mr. Hoffmann is managing partner of H+H Senior Advisors GmbH, specialising in strategic advice to family-owned enterprises. He is a member of the Supervisory Board of VBH AG, listed on the Deutsche Börse (German stock exchange). Mr. Hoffmann is the author of publications on the management aspects of multinational corporations and on the prospects of the Asian economies.

The Central Workers Council of ING Group has given a positive advice about the intended appointment. The appointment is subject to approval from the Dutch Central Bank and the Dutch Pension and Insurance Board and will be an agenda item at the General Meeting of Shareholders of ING Group, to be held on Tuesday, 15 April 2003.

Mrs. Lutgart van den Berghe and Mr. Mijndert Ververs will step down as members of the Supervisory Board of ING Group as per 15 April 2003. They are not eligible for reappointment because they have reached the maximum term of 12 years on the Supervisory Board. Mr. Hans Tietmeyer will also step down as a Supervisory Board member, having reached the statutory age limit of 72. In the same meeting the reappointments of Messrs. Paul van der Heijden, Aad Jacobs and Jan Timmer will be discussed.

After 15 April 2003, the Supervisory Board of ING Group will consist of:
Cor Herkströter, Chairman
Luella Gross Goldberg
Paul van der Heijden
Claus Dieter Hoffmann
Aad Jacobs
Wim Kok
Godfried van der Lugt
Paul Baron de Meester
Johan Stekelenburg
Jan Timmer
Karel Vuursteen

Press information: Joyce Hulst, +31 20 541 5469

SIGNATURE

                             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ D.C. van Wassenaer

D.C. van Wassenaer General Manager Corporate Legal, Compliance & Security Department

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated:  February 25, 2003